FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 31, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Interim Report II

Jan 1– June 30

2006

[LOGO]

Interim report
for the period 1 January – 30 June 2006

AB Svensk Exportkredit (SEK)

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•                  Operating profits amount to Skr 269.9 million (238.3)

•                  Volume of new customer finance solutions increases by over 40%

•                  Export credits increase. The financing of SAAB’s surveillance equipment to Pakistan  is the single largest transaction

•                  SEK consolidates its strong position on both the international capital market and in Sweden, where new real rate of interest bonds have been issued

Strong development of Swedish exports

The Swedish economy has experienced better growth than expected and SEK’s lending is reaching new records. It is pleasing to report that it is export credit financing which accounts for the greatest increase. This includes SEK financing one of the largest Swedish export contracts of all time: SAAB’s sale of a surveillance system to Pakistan.

SEK carries out a very broad range of business activities to promote growth and international competition; everything from providing credit to the Nordic energy sector to taking part in financing construction company Skanska’s largest project to date. I consider this breadth to be of great importance and we are continually seeking new ways to finance corporate development plans and exports.

Also when it comes to borrowing, diversification is one of the keys to our present success. New investor groups are taking an interest in SEK activities. During the spring, SEK carried out investor presentations in various countries including Tunisia, Algeria, Turkey, Korea and China. This work often leads to interesting finance solutions in local currencies to SEK’s clients.

Our increased business activities have improved our profits by approximately Skr 30 million to Skr 269.9 million, compared to the same period last year. This is a very positive development in a market which continues to be characterized by a high degree of liquidity and squeezed margins.

Stockholm,  August 2006

Peter Yngwe
President

Financial Highlights
(Amounts (other than %) in mn)

(*1 USD = 7.255 Skr)	June 30 2006	June 30 2006	June 30 2005	December 31 2005
	USD*	Skr	Skr	Skr

Earnings

Operating profit	37	269.9	238.3	498.1
Net profit for the period	27	192.5	165.8	346.9
Pre-tax return on equity, %	14.4%	14.4%	14.1%	14.7%
After-tax return on equity, %	10.4%	10.4%	10.1%	10.6%

Customer operations

New customer financial transactions	4,986	36,173	25,478	43,475
of which offers for new credits accepted by borrowers	4,312	31,287	22,656	37,525
Credits, outstanding and undisbursed	14,748	106,997	89,349	92,319

Borrowing operations

New long-term borrowings	3,923	29,726	29,199	52,343
Outstanding senior debt	26,929	195,370	180,838	188,459
Outstanding subordinated debt	414	3,001	3,208	3,255

Total assets	30,280	219,683	199,373	207,493

Capital

Capital adequacy ratio, %	14.6%	14.6%	15.9%	15.9%
Adjusted capital adequacy ratio, %	15.8%	15.8%	17.3%	17.3%

The definitions of the Financial Highlights are included in SEK’s 2005 Annual Report (Note 33).

Customer financial transactions refer to new accepted credits and syndicated customer transactions.

Lending record – export credits increase significantly

SEK’s total volume of new customer financial transactions amounted to Skr 36.2 billion for the first six months of 2006, an increase over the same period in 2005 of over 40%. The increase in new lending by SEK was achieved despite the fact that the market continues to be very liquid and margins are being squeezed.

Of SEK’s business sectors, export credit is increasing most. The volume of export credit has more than doubled and amounts to Skr 10.2 billion for the first six months of 2006. Among other deals, SEK has signed a credit agreement with the government of Pakistan for financing the purchase of an airborne surveillance system from SAAB. The surveillance system will be used for border surveillance and will also make rescue work easier if there are any natural disasters. This is one of the largest ever Swedish export contracts with a credit volume of Skr 7.4 billion.

SEK has also supplied finance to Preem Petroleum AB, which is Sweden’s largest oil company and one of its largest exporting companies. The credit institution Skeppshypotekskassan, a frequent customer of SEK, has received new credit during 2006. The construction company Skanska is currently carrying out its largest project so far, comprising extensions and conversions to two major London hospitals. SEK is one of the financiers providing the 40-year loan which is funding the project.

SEK’s lending for infrastructure projects by Swedish local authorities continues at a high level. Clients include Södertälje, Helsingborg, Borås and Sandviken.

Both SEK subsidiaries, SEK Securities and SEK Financial Advisors, have both done plenty of business during the first six months of this year. This includes SEK Securities acting as intermediaries for credit to Volvofinans, thus widening this company’s circle of investors beyond Sweden’s borders. SEK Securities have also brokered credit for the Finnish energy concern Fingrid. In addition, SEK Securities has been appointed as ‘dealer’ in another MTN-programme, this time for savings bank Sparbanken Gripen. SEK Financial Advisors have acted, among other things, as treasury advisors in connection with the structuring of a British international group of companies which has been bought by a Swedish company. A further example of the work of SEK Financial Advisors is to provide a major Nordic export company with a review of all of its financial routines and processes. In addition, environmental projects are continuing in various countries, including Romania, for which SEK is acting as financial advisor.

New customer financial transactions
(per quarter) (Skr billion)

[CHART]

[CHART]

(Skr billion)	Jan-June, 2006	Jan-June, 2005
Export credits	10.2	4.1
Other credits to exporters	3.7	0.2
Credits to other corporates	1.4	0.0
Credits to the public sector	7.7	7.9
Credits to the financial sector	8.3	10.5
Syndicated customer transactions	4.9	2.8
Total	36.2	25.5

[GRAPHIC]

Strong investor interest in SEK

SEK consolidates its position on international capital markets. Alongside major borrowing during the first six months, totalling Skr 29.7 billion, SEK has, as part of its ongoing investor-relation programme, carried out presentations in both Asia and Africa.

In hard competition with other major borrowers, in the first six months of the year, SEK has had great success in issuing structured bonds, with an increase in volume compared to last year. SEK is well diversified, not just geographically, but also regarding different kinds of structures. SEK’s long-term new borrowings, i.e. borrowings with original maturities exceeding one year, reached the equivalent of Skr 29.7 billion (29.2) or USD 3.9 billion (3.3).

During the spring and after several years’ absence, SEK has made a ‘comeback’ on the Swiss market. An 8-year Swiss Franc bond of CHF 200 million was issued and was well received by investors.

SEK has previously been known for trying out new ways. Up to now, it has been more or less only Riksgäldskontoret (The Swedish National Debt Office) which has issued inflation-linked bonds in Sweden. Now, however, SEK has introduced an alternative. Two real rate of interest bonds with long terms have been issued during the second quarter 2006, in which investor interest has been driven by the margin offered by SEK’s bonds over Swedish State real rate of interest bonds .

SEK has a large presentation programme for investors all over the world. These presentations are a very important part of SEK’s long-term strategic work. During the second quarter, SEK visited Korea and presented its strong credit rating to various investors, including Asian central banks who are major investors in SEK’s bonds. As increased interest from African investors has been discerned, Tunisia and Algeria was visited. This coming autumn, there is a programme of investor meetings and investor presentations including visits in the USA, Australia, China and some eastern European countries.

New Borrowing
long term borrowing per quarter
(Skr billion)

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Products

[CHART]

Markets

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INCOME STATEMENT

Return on Equity
Return on equity was 14.4 percent (14.1) before taxes, and 10.4 percent (10.1) after taxes, respectively.

Results
Operating profit amounted to Skr 269.9 million (238.3). The increase in operating profit was mainly related to increase in the net interest earnings, mainly due to increased volumes of debt-financed assets. (See below).

Net interest earnings totaled Skr 400.1 million (369.2). The contribution to net interest earnings from debt-financed assets increased to Skr 305.5 million (276.1). The increase was mainly a result of significantly increased average volumes of debt-financed assets outstanding during the period, however at lower margins. The average volume of debt-financed assets totaled Skr 184.9 billion (155.5), and the average margin of such volume was 0.33 percent p.a. (0.36). The decrease in average margin was due to higher portions of outstanding volumes of credits granted to the financial and the public sector, with relatively lower margins than credits to the corporate sector. Credits granted to corporates have increased during the period. However, the increase had not had a material impact on average margins.

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, amounted to Skr 94.6 million (93.1).

Administrative expenses totaled Skr 124.9 million (119.4). Administrative expenses includes costs related to activities undertaken in order to secure compliance with new and pending regulations regarding capital adequacy, financial reporting and corporate governance. Additional costs for these matters are  also included in commissions incurred.

No credit losses were incurred.

BALANCE SHEET
Total Assets and Liquidity
SEK’s total assets at period-end increased to Skr 219.7 billion (y-e: 207.5). The increase was mainly due to high volumes of new transactions, especially in the credit portfolio. Currency exchange effects related to a stronger Swedish krona negatively affected total assets.

The total amount of credits outstanding and credits committed though not yet disbursed increased during the period to Skr 107.0 billion at period-end (y-e: 92.3), of which Skr 87.5 billion (y-e: 78.1) represented credits outstanding. Of credits outstanding Skr 9.8 billion (y-e: 10.3) represents credits in the S-system. The aggregate amount of outstanding offers for new credits totaled Skr 30.8 billion at period-end (y-e: 36.8).

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 69 percent (y-e: 69) were against banks, mortgage institutions and other financial institutions; 17 percent (y-e: 16) were against highly rated OECD states; 6 percent (y-e: 8) were against corporations; and 8 percent (y-e: 7) were against local and regional authorities.

Capital Adequacy
SEK’s capital adequacy ratio is well above the minimum required by law. At period-end, the regulatory total capital adequacy ratio was 14.6 percent (y-e: 15.9), of which 9.5 percent (y-e: 9.7) represented the Tier-1 ratio. SEK also calculates adjusted capital adequacy ratios with inclusion in the Tier-1 capital base of SEK’s guarantee fund capital of Skr 600 million in addition to the regulatory capital base. At period-end, SEK’s adjusted total capital adequacy ratio was 15.8 percent (y-e: 17.3), of which 10.7 percent (y-e: 11.1) represented the adjusted Tier-1 ratio.

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INCOME STATEMENTS

	January-June, 2006		January-June, 2005		January-December, 2005
SEK (exclusive of the S-system) (Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,920.4	2,921.8	2,912.0	2,913.4	5,946.7	5,949.5
Interest expenses	-2,520.3	-2,520.4	-2,542.8	-2,542.9	-5,187.6	-5,187.8
Net interest revenues	400.1	401.4	369.2	370.5	759.1	761.7
Commissions earned	10.9	1.1	6.9	3.1	14.0	4.4
Commissions incurred	-12.9	-11.7	-16.8	-16.7	-30.8	-30.0
Remuneration from the S-system	12.2	12.2	12.3	12.3	22.8	22.8
Net results of financial transactions	-0.5	-0.4	1.2	1.1	1.4	1.4
Other operating income	0.2	1.0	0.2	1.7	0.5	2.8
Administrative expenses	-124.9	-119.5	-119.4	-116.2	-238.4	-230.9
Depreciations of non-financial assets	-14.9	-13.7	-15.0	-13.9	-29.7	-27.4
Other operating expenses	-0.3	0.1	-0.3	0.0	-0.8	-0.1
Operating profit	269.9	270.5	238.3	241.9	498.1	504.7
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	11.1
Taxes (Note 1)	-77.4	-77.3	-72.5	-73.0	-151.2	-155.5
Net profit for the period	192.5	193.2	165.8	168.9	346.9	360.3

Earnings per share, Skr (Note 5)	194		167		350

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-June, 2006	January-June, 2005	January-December, 2005
Interest revenues	221.8	173.8	384.8
Interest expenses	-220.9	-146.3	-335.9
Net interest revenues	0.9	27.5	48.9
Remuneration to SEK	-12.2	-12.3	-22.8
Foreign exchange effects	1.0	-3.1	-3.3
Reimbursement from (+) / to (-) the State	10.3	-12.1	-22.8
Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system) Consolidated Group (Skr mn)	April- June, 2006	January- March, 2006	October- December, 2005	July- September, 2005
Interest revenues	1,335.8	1,584.6	1,435.9	1,598.8
Interest expenses	-1,132.7	-1,387.6	-1,240.3	-1,404.5
Net interest revenues	203.1	197.0	195.6	194.3
Operating revenues	10.3	12.5	7.3	10.9
Operating expenses	-79.3	-73.7	-78.4	-69.9
Operating profit	134.1	135.8	124.5	135.3
Taxes	-37.0	-40.4	-38.0	-40.7
Net profit for the period	97.1	95.4	86.5	94.6

BALANCE SHEETS

	June 30, 2006			December 31, 2005
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	—
Treasuries/government bonds	1,852.8	1,852.8	0.0	1,902.6	1,902.6	0.0
Of which current assets	(1,565.8)	(1,565.8)	(0.0)	(1,607.9)	(1,607.9)	(0.0)
Of which fixed assets	(287.0)	(287.0)	—	(294.7)	(294.7)	—
Credits to credit institutions (Note 3)	12,949.2	12,948.4	4,378.0	11,963.8	12,009.9	4,496.5
Credits to the public (Note 3)	33,650.4	33,650.4	5,450.6	31,429.6	31,429.6	5,854.9
Other interest-bearing securities	155,097.6	155,097.6	—	147,436.9	147,436.9	—
Of which current assets	(112,680.2)	(112,680.2)	—	(109,807.3)	(109,807.3)	—
Of which fixed assets	(42,417.4)	(42,417.4)	—	(37,629.6)	(37,629.6)	—
Of which credits (Note 2)	(42,124.6)	(42,124.6)	—	(37,206.8)	(37,206.8)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.6	—
Non-financial assets	180.5	68.2	—	192.0	78.4	—
Other assets	12,151.5	12,232.5	7.7	10,564.3	10,577.7	1.2
Prepaid expenses and accrued revenues	3,800.8	3,800.3	144.7	4,004.0	4,003.2	148.7
Total assets (Note 4)	219,682.8	219,768.8	9,981.0	207,493.2	207,556.9	10,501.3

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	4,648.5	4,658.5	2.2	563.6	573.6	2.3
Borrowing from the public	69.8	72.7	—	74.9	77.8	—
Senior securities issued	190,651.9	190,651.9	0.0	187,820.1	187,820.1	275.3
Other liabilities	13,366.2	13,412.9	60.0	7,773.9	7,798.6	87.6
Lending/(borrowing) between SEK and the S-system	—	—	9,825.4	—	—	9,978.8
Accrued expenses and prepaid revenues	3,627.0	3,626.0	93.4	3,879.3	3,878.4	157.3
Allocations	387.7	17.0	—	387.8	17.1	—
Subordinated securities issued	3,000.5	3,000.5	—	3,254.9	3,254.9	—

Total liabilities and allocations	215,751.6	215,439.5	9,981.0	203,754.5	203,420.5	10,501.3

Untaxed reserves	n.a.	1,323.6	—	n.a.	1,323.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,161.5	207.9	—	1,165.6	212.1	—
Total non-distributable capital	2,151.5	1,197.9	—	2,155.6	1,202.1	—
Profit carried forward	1,587.2	1,614.9	—	1,236.2	1,250.4	—
Net profit for the period	192.5	193.2	—	346.9	360.3	—
Total distributable capital	1,779.7	1,808.1	—	1,583.1	1,610.7	—
Total shareholders’ funds	3,931.2	3,006.0	—	3,738.7	2,812.8	—
Total liabilities, allocations and shareholders’ funds	219,682.8	219,769.1	9,981.0	207,493.2	207,556.9	10,501.3

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	84.2	84.2	—	27.3	27.3	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	20,633.0	20,633.0	14,733.9	15,114.1	15,114.1	9,066.7

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-June, 2006	January-December, 2005
Opening balance of shareholders’ funds	3,738.7	3,391.8
Dividend paid	—	—
Net profit for the period	192.5	346.9
Closing balance of shareholders’ funds	3,931.2	3,738.7

STATEMENTS OF CASH FLOWS, SUMMARY

	January-June, 2006		January-June, 2005
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	-6,653.6	-6,653.6	-40,148.0	-40,148.0
Net cash used in(-)/provided by(+) investing activities	-3.5	-3.5	-2.7	-2.7
Net cash used in(-)/provided by(+) financing activities	6,657.1	6,657.1	40,150.7	40,150.7
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital According to the capital adequacy requirements of Swedish Law, which conform to international guidelines. However, in addition to the regulated capital base, the adjusted capital adequacy ratios illustrated below are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	June 30, 2006			December 31, 2005			June 30, 2006			December 31, 2005
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	219,683	42,971	3,438	207,493	39,926	3,195	219,769	43,057	3,445	207,557	39,953	3,196
Off-balance sheet items	21,590	4,232	339	18,328	3,622	290	21,590	4,232	339	18,328	3,622	290
Other exposures	n.a.	19	1	n.a.	38	3	n.a.	19	1	n.a.	38	3
Total	241,273	47,222	3,778	225,821	43,586	3,488	241,359	47,308	3,785	225,885	43,613	3,489

Breakdown by category:
A. Riskweight 0%	71,918	—	—	62,784	—	—	71,918	—	—	62,784	—	—
B1. Riskweight 10%	3,258	326	26	5,203	520	42	3,258	326	26	5,203	520	42
B2. Riskweight 20%	108,137	21,627	1,730	111,233	22,247	1,780	108,137	21,627	1,730	111,279	22,256	1,780
C. Riskweight 50%	988	494	40	922	461	37	988	494	40	922	461	37
D. Riskweight 100%	17,856	17,856	1,428	15,469	15,469	1,238	17,942	17,942	1,435	15,487	15,487	1,239
E. Market exposures	39,116	6,919	554	30,210	4,889	391	39,116	6,919	554	30,210	4,889	391
Total	241,273	47,222	3,778	225,821	43,586	3,488	241,359	47,308	3,785	225,885	43,613	3,489

II. Capital base (A)

	Consolidated Group		Parent Company
	6/2006	12/2005	6/2006	12/2005
Tier-1 capital	4,473	4,241	4,507	4,274
Tier-2 capital	2,411	2,694	2,407	2,690
Of which:
Upper Tier-2	1,950	2,223	1,946	2,219
Lower Tier-2	461	471	461	471
Total	6,884	6,935	6,914	6,964

Adjusted Tier-1 capital	5,073	4,841	5,107	4,874
Adjusted Total	7,484	7,535	7,514	7,564

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	6/2006	12/2005	6/2006	12/2005
Total	14.6%	15.9%	14.6%	16.0%
Of which:
Tier-1 ratio	9.5%	9.7%	9.5%	9.8%
Tier-2 ratio	5.1%	6.2%	5.1%	6.2%
Of which:
Upper Tier-2 ratio	4.1%	5.1%	4.1%	5.1%
Lower Tier-2 ratio	1.0%	1.1%	1.0%	1.1%
Adjusted Total	15.8%	17.3%	15.9%	17.3%
Of which: Adj. Tier-1 ratio.	10.7%	11.1%	10.8%	11.2%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
Of which:							real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
June 30, 2006
Derivative financial contracts:
Currency related agreements	157,606	4,630	1,998	2,632	7,462	985	1,217	3,871	2,105	1,015
Interest rate related contracts	159,260	1,492	842	650	3,615	299	2,299	1,013	2,121	367
Equity related contracts	49,863	5,179	1,519	3,660	2,910	1,783	12	1,233	66	437
Commodity related contracts, etc.	6,344	457	3	454	703	187	3	442	2	20
Total derivative contracts	373,073	11,758	4,362	7,396	14,690	3,254	3,531	6,559	4,294	1,839
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	84	84	—	84	—	—
Undisbursed credits	19,497	9,748	—	9,748	—	978
Total	392,654	21,590	4,362	17,228	14,690	4,232

December 31, 2005
Derivative financial contracts:
Currency related agreements	157,551	4,915	2,032	2,883	8,104	1,050	1,653	636	3,225	1,310
Interest rate related contracts	161,317	1,128	599	529	4,204	243	1,326	2,052	838	42
Equity related contracts	42,963	4,279	1,129	3,150	1,502	1,189	104	1,187	368	88
Commodity related contracts, etc.	5,500	422	3	419	691	204	1	504	33	—
Total derivative contracts	367,331	10,744	3,763	6,981	14,501	2,686	3,084	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	27	27	—	27	—	—
Undisbursed credits	15,114	7,557	—	7,557	—	936
Total	382,472	18,328	3,763	14,565	14,501	3,622

(A)      The capital base includes the profit for the six-month period ended June 30, 2006.

(B)        In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	June 30, 2006		December 31, 2005		June 30, 2006		December 31, 2005		June 30, 2006		December 31, 2005
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	38.9	17	34.8	16	31.1	15	28.9	15	7.8	36	5.9	32
Municipalities	18.5	8	14.8	7	17.8	9	14.5	7	0.7	3	0.3	2
Mortgage institutions	6.8	3	7.4	4	6.8	3	7.4	4	—	—	—	—
Banks	95.5	43	93.8	44	88.8	44	87.2	45	6.7	31	6.6	36
Other credit institutions	51.1	23	44.4	21	46.5	23	40.2	21	4.6	22	4.2	23
Corporations	14.8	6	15.9	8	13.1	6	14.5	8	1.7	8	1.4	7
Total	225.6	100	211.1	100	204.1	100	192.7	100	21.5	100	18.4	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2005 have been applied unchanged.

Implementation of International Financial Reporting Standards:  According to an EU regulation, the consolidated financial statements of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing this EU-regulation incorporate this facility, and because SEK has issued listed debt securities, but not listed equity instruments in a regulated market within the EU, its adoption of IFRS will not be compulsory until January 1, 2007. The financial year 2006 will be the comparative year, and therefore, the opening balance for IFRS will be as of January 1, 2006.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39,  IAS 32 and IFRS 7 as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress since 2004. The main conversion activities in SEK that are related to the application of IAS 39 are (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss (Fair Value Option, FVO). In some instances, Cash Flow Hedge Accounting (CFHA) will be appropriate for SEK.

SEK has chosen a hedging strategy for most of its financial instruments outstanding as of January 1, 2006, and classified financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. For the liabilities there are only two categories: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value. With regard to financial assets, the category loans and receivables will be a main category for SEK. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will be classified mainly as available-for-sale securities. As for senior securities issued, a major part will be classified as other liabilities and mainly be subject to FVHA. Of senior securities issued a minor part will be classified as financial liabilities at fair value through profit or loss. Subordinated debt will be classified as other liabilities and mainly be subject to FVHA.

No quantitative impact studies have been finalized. An increased volatility in profit or loss can be expected in 2007 related to IFRS.

Note 1. Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%), and, as from 2005, due to new tax regulation, with the addition of certain tax costs related to the holding of untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2. Represents credits granted against documentation in the form of interest-bearing securities.

Note 3. In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 0.0).

Note 4. The amount of total assets at period-end, Skr 219.7 billion, was approximately Skr 6.6 billion lower than it would have been if the currency exchange rates as of December 31, 2005, had been unchanged.

Note 5. Earnings per share: Net profit for the period divided by the number of shares.

Stockholm, August 30, 2006

AB SVENSK EXPORTKREDIT
Swedish Export Credit Corporation

Peter Yngwe
President

Auditors´report

To the Board of Directors in Swedish Export Credit Corporation (publ)

Corp Id No 556084-0315

Introduction

We have reviewed this interim report for the period January 1 – June 30, 2006. The Board of Directors ant the President are responsible for the preparation and presentation of this interim report in accordance with the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. Our responsibility is to express a conclusion on this interim report, based on our review.

Scope of review

We conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that interim report is not prepared, in all material respects, in accordance with the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, August 30, 2006

Gunnar Abrahamson	Per Bergman	Curt Öberg
Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish National		Swedish Financial
Supervisory Authority)		Audit Office)

References herein to “Skr” pertain to Swedish kronor.

The exchange rate on June 30, 2006, was Skr 7.255 per US dollar (June 30, 2005: 7.8175; December 31, 2005: 7.9525).

Amounts stated herein relate to June 30 or December 31, in the case of positions, and the six-month period ended June 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” pertain to credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

SEK’s assignment is...

... to promote the development and
 international competitiveness of trade and
industry by providing long-term, sustainable
financial solutions on commercial terms

[GRAPHIC]

SEK is wholly-owned by the Kingdom of Sweden	[LOGO]

[LOGO]

AB SVENSK EXPORTKREDIT

Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm

Phone: +46 8-613 83 00, Fax: + 46 8-20 38 94

E-mail: info@sek.se; Swift address: SEKXSESS; www.sek.se

Corp Id No: 556084-0315

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 31, 2006

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ PETER YNGWE
Peter Yngwe, President